02032925

Cover Sheet of Form 6-K

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2002

Imperial Ginseng Products Ltd.

Suite 1601 – 650 West Georgia St. Vancouver, British Columbia, V6B 4N7

[Indicate by check mark whether the registrant files of will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✔ Form 40-F ______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ✔ No ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Imperial Ginseng Products Ltd.
(Registrant)

Date May 13, 2002

By [signature]
James S. Chang
President and Director

QUARTERLY AND YEAR END REPORT

BC FORM 51-901f
(previously Form 61)

Incorporated as part of : ___X___ **Schedule A**

_________ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER	**Imperial Ginseng Products Ltd.**
ISSUER ADDRESS	Suite 1601 - 650 West Georgia P.O. Box 11549 Vancouver, BC V6B 4N7
CONTACT PERSON	Hilary Madore
CONTACT POSITION	Vice President Finance
CONTACT TELEPHONE #	(604) 689-8863
CONTACT EMAIL ADDRESS	Hilary@imperialginseng.com
WEB SITE ADDRESS	N/A
FOR QUARTER ENDED	March 31, 2002
DATE OF REPORT	May 10, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

HUGH CARTWRIGHT	*"Hugh Cartwright"*	05/10/02
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)
JAMES CHANG	*"James Chang"*	05/10/02
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

Consolidated Financial Statements of

IMPERIAL GINSENG PRODUCTS LTD.

Nine months ended March 31, 2002

(Unaudited - Prepared by Management)

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Balance Sheet
(expressed in Canadian dollars)
(Unaudited - Prepared by Management)

	March 31, 2002	June 30, 2001 (Audited)
Assets		
Current Assets:		
Cash	**$ 618,451**	$ 156,730
Accounts receivable	**49,332**	55,922
Inventory	**568,329**	528,969
Ginseng crop costs (schedule)	**3,800,000**	5,400,000
Prepaid expenses	**77,395**	95,225
	5,113,507	6,236,846
Ginseng crop costs (schedule)	**7,137,488**	6,721,780
Capital assets	**2,621,482**	3,079,744
Investment	**395,000**	395,000
	$ 15,267,477	$ 16,433,370
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	**$ 1,446,194**	$ 1,426,100
Current portion of obligations under capital leases	**143,551**	145,183
Current portion of long-term debt	**1,248,643**	1,294,798
	2,838,388	2,866,081
Royalty amount payable	**62,820**	71,820
Obligations under capital leases	**491,239**	562,138
Long-term debt	**586,330**	810,537
Shareholders' Equity:		
Share capital (note 3)	**48,471,088**	46,150,385
Conversion option	**284,871**	333,144
Deficit	**(37,467,259)**	(34,360,735)
	11,288,700	12,122,794
	$ 15,267,477	$ 16,433,370

On Behalf of the Board

"James Chang"
James Chang, Director

"Hugh Cartwright"
Hugh Cartwright, Director

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statement of Loss
(expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

	Three months ended March 31, 2002	Three months ended March 31, 2001	Nine Months ended March 31, 2002	Nine months ended March 31, 2001
Revenue:				
Ginseng root	**$ 2,689,422**	$ 2,525,193	**$ 4,878,246**	$ 6,977,503
Consumer products	**27,262**	63,849	**370,850**	391,881
	2,716,684	2,589,042	**5,249,096**	7,369,384
Cost of sales	**2,835,676**	2,500,804	**5,017,044**	6,730,704
Gross profit (loss)	**(118,992)**	88,238	**232,052**	638,680
Interest and other income	**6,778**	(446)	**22,042**	5,783
	(112,214)	87,792	**254,094**	644,463
Expenses:				
Depreciation	**-**	73	**939**	850
Interest	**92,788**	351,539	**236,876**	1,134,609
Legal and audit	**854**	(1,483)	**11,701**	5,635
Marketing	**84,219**	78,825	**168,488**	230,777
Office supplies and services	**5,220**	5,575	**22,028**	25,258
Other	**10,470**	5,148	**34,520**	18,535
Rent	**10,394**	9,654	**31,746**	27,973
Salaries	**34,365**	309,633	**294,567**	579,103
Travel	**3,892**	3,967	**21,915**	12,918
	242,202	762,931	**822,780**	2,035,658
Loss before undernoted	**(354,416)**	(675,139)	**(568,686)**	(1,391,195)
Gain (loss) on disposal of capital assets	**-**	-	**1,800**	(69,444)
Write off bond issue costs	**-**	-	**(4,868)**	-
Loss before taxes	**(354,416)**	(675,139)	**(571,754)**	(1,460,639)
Income tax expense (recovery)	**3,286**	5,746	**(1,554)**	15,733
Net loss	**$ (357,702)**	$ (680,885)	**$ (570,200)**	$(1,476,372)
Loss per share (note 2)	**$ (0.20)**	$ (0.61)	**$ (0.82)**	$ (1.59)
Weighted average number of shares outstanding	**5,759,872**	2,140,065	**3,783,498**	2,112,744

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statements of Deficit
(expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

	Three months ended March 31, 2002	Three months ended March 31, 2001	**Nine months ended March 31, 2002**	Nine months ended March 31, 2001
Deficit, beginning of the period	**$(36,314,606)**	$(30,333,305)	**$(34,360,735)**	$(28,275,883)
Net loss	**(357,702)**	(680,885)	**(570,200)**	(1,476,372)
Preferred share dividends	**(684,783)**	(534,573)	**(2,173,126)**	(1,604,987)
Royalty amount	**(110,168)**	(95,480)	**(363,198)**	(287,001)
Deficit, end of the period	**$(37,467,259)**	$(31,644,243)	**$(37,467,259)**	$(31,644,243)

IMPERIAL GINSENG PRODUCTS LTD.
Consolidated Statement of Cash Flows
(expressed in Canadian dollars)
(Unaudited - Prepared by Management)

	Three months ended March 31, 2002	Three months ended March 31, 2001	**Nine months ended March 31, 2002**	Nine months ended March 31, 2001
Cash flows from operations:				
Net loss	**$(357,702)**	$ (680,885)	**$ (570,200)**	$(1,476,372)
Adjustments to reconcile net income to cash provided by operating activities:				
Cost of ginseng crops harvested	**2,336,099**	2,216,938	**3,716,610**	5,744,673
Depreciation and amortization	**119,628**	115,832	**137,988**	338,478
Write off of deferred debt issue costs	**-**	-	**4,868**	-
Net loss (gain) on disposal of capital assets	**-**	-	**(1,475)**	69,444
	2,098,025	1,651,885	**3,287,791**	4,676,223
Changes in non-cash working capital:				
Decrease (increase) in accounts receivable	**37,369**	644,598	**6,590**	(307,459)
Decrease in inventory	**370,086**	209,441	**416,022**	42,452
Ginseng crop costs, net of deferred depreciation and amortization	**(584,273)**	(579,583)	**(2,538,977)**	(2,898,387)
Decrease (increase) in prepaid expenses	**(56,418)**	(36,656)	**8,189**	23,858
Increase (decrease) in accounts payable	**(334,580)**	38,523	**(374,675)**	476,348
Royalty amount payable	**-**	20,180	**(9,000)**	61,176
Cash provided by operating activities	**1,530,209**	1,948,388	**795,940**	2,074,211
Cash flows from financing activities:				
Short-term borrowings	**(905,000)**	(1,370,000)	**-**	(1,255,000)
Reduction of capital lease obligations	**(19,211)**	(38,449)	**(72,531)**	(126,349)
Reduction of long-term debt	**(9,631)**	(9,670)	**(129,357)**	(52,725)
Redemption of preferred shares	**-**	-	**-**	(12,500)
Preferred share issue costs	**-**	8,467	**-**	-
Cash used in financing activities	**(933,842)**	(1,409,652)	**(201,888)**	(1,446,574)
Investing:				
Purchase of capital assets, net of disposal proceeds	**(51,084)**	(58,836)	**(132,331)**	(140,378)
Net increase in cash	**545,283**	479,900	**461,721**	487,259
Cash at beginning of period	**73,168**	49,995	**156,730**	42,636
Cash at end of period	**$ 618,451**	$ 529,895	**$ 618,451**	$ 529,895

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statement of Cash Flows (Continued)
(expressed in Canadian dollars)
(Unaudited - Prepared by Management)

	Three months ended March 31, 2002	Three months ended March 31, 2001	**Nine months ended March 31, 2002**	Nine months ended March 31, 2001
Non-cash investing and financing activities not included in cash flows:				
Common shares issued in settlement of debt	**$ 52,500**	$ -	**$ 52,500**	$ -
Long-term debt converted to preferred shares	**-**	-	**$ 160,000**	$ 80,000
Preferred shares converted to common shares	**2,065,189**	65,200	**2,065,189**	65,200
Interest accrued on long-term debt converted to preferred shares	**-**	-	**38,583**	-
Dividends and royalty accrued on preferred shares	**794,951**	630,053	**2,536,324**	1,891,988
Preferred share issue costs accrued	**144,558**	116,883	**433,352**	343,779
Bond discount on bonds converted transferred to preferred shares	**-**	16,000	**29,125**	16,000
Capital asset purchases financed with capital lease	**-**	-	**-**	104,686
Supplemental cash flow information:				
Interest paid	**$ 25,714**	$ 21,025	**$ 94,908**	$ 168,658
Income tax paid	**-**	256	**34,523**	256

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Schedules of Ginseng Crop Costs
(expressed in Canadian dollars)
(Unaudited - Prepared by Management)

	Three months ended March 31, 2002	Three months ended March 31, 2001	**Nine months ended March 31, 2002**	Nine months ended March 31, 2001
Capital tax	**$ 12,999**	$ 15,248	**$ 29,418**	$ 46,314
Depreciation	**153,384**	191,176	**455,769**	575,319
Direct Labour	**291,454**	252,297	**1,280,572**	1,410,450
Equipment rental	**8,281**	4,360	**64,037**	88,788
Fertilizers	**5,736**	41,771	**236,821**	251,104
Fuel	**2,141**	9,266	**45,665**	67,927
Hardware, supplies and small tools	**4,430**	6,422	**25,022**	39,386
Insurance	**4,773**	5,472	**17,874**	22,661
Land rental and improvements	**183,747**	176,923	**388,651**	468,669
Mulch	**-**	8,979	**246,046**	286,148
Office supplies and services	**13,848**	15,012	**42,859**	53,099
Other	**20,268**	1,480	**24,319**	5,622
Rent	**13,605**	14,084	**41,290**	43,112
Repairs and maintenance	**15,900**	18,302	**46,136**	57,866
Seed	**-**	-	**15,943**	15,989
Telephone and utilities	**3,708**	5,926	**17,159**	22,980
Travel and automobile	**3,383**	4,042	**17,165**	18,272
	737,657	770,760	**2,994,746**	3,473,706
Balance, beginning of period	**10,199,831**	11,436,159	**12,121,780**	15,553,932
	10,937,488	12,206,919	**15,116,526**	19,027,638
Less amounts charged to cost of sales and inventory	**-**	-	**(4,179,038)**	(6,820,719)
Net crop costs, end of period	**$10,937,488**	$12,206,919	**$10,937,488**	$12,206,919
Comprised of:				
Current portion expected to be harvested and marketed within one year	**$ 3,800,000**	$ 5,100,000	**$ 3,800,000**	$ 5,100,000
Balance expected to be harvested after one year	**7,137,488**	7,106,919	**7,137,488**	7,106,919
	$10,937,488	$12,206,919	**$10,937,488**	$12,206,919

(expressed in Canadian dollars)

1. Interim Unaudited Financial Statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended June 30, 2001.

2. Net loss per share

Net loss per share is calculated by dividing net loss available to common shareholders which includes preferred share dividends and royalty amount by the weighted average number of shares outstanding. Fully diluted loss per share has not been presented as outstanding stock options, warrants, and debt and preferred share conversions are anti-dilutive.

3. Capital stock

Authorized share capital:
100,000,000 Common Shares without par value
100,000,000 Class "A" Preferred shares with a par value of $1 each
100,000,000 Class "B" Preferred shares with a par value of $5 each

Issued and outstanding:

	March 31, 2002	June 30, 2001
Common shares (a)	$ 21,909,107	$ 19,843,918
Class "A" Preferred shares (b)	20,045,516	22,326,326
Unpaid dividends and royalties (c)	6,516,465	3,980,141
	$ 48,471,088	$ 46,150,385

(a) Common Shares issued:

	Number of shares	Amount
Balance, June 30, 2000	2,092,587	$ 19,519,865
Preferred share conversions	57,569	65,200
Bond conversions – principal and interest	666,638	185,986
Conversion option attributable to bonds converted	-	72,867
Balance, June 30, 2001	2,816,794	19,843,918
Preferred share conversions	4,332,121	2,012,689
Share for debt settlement	154,412	52,500
Balance, March 31, 2002	7,303,327	$ 21,909,107

Qwest Bancorp Ltd., a company related by directors in common, converted 1,464,000 Class "A" Preferred Shares into common shares of the Company. The Class "A" Preferred Shares were converted as follows:

1. 750,000 Class "A" Preferred Shares converted at a price of $0.77 into 974,026 common shares
2. 714,000 Class "A" Preferred Shares converted at a price of $0.34 into 2,100,000 common shares

(expressed in Canadian dollars)

In addition, a director of the Company converted 488,000 Class "A" Preferred Shares into common shares of the Company. The Class "A" Preferred Shares were converted as follows:

1. 250,000 Class "A" Preferred Shares converted at a price of $0.77 into 324,675 common shares
2. 238,000 Class "A" Preferred Shares converted at a price of $0.34 into 700,000 common shares

Preferred shareholders converted 60,689 Class "A" preferred shares into 233,420 common shares at a price of $0.26.

(b) Preferred Shares issued:

	Number of shares	Amount
Balance, June 30, 2000	17,098,330	$ 15,370,708
Original principal amount of bonds converted	4,810,500	4,810,500
Unamortized bond discount of bonds converted	-	(163,879)
Conversion option attributable to bonds converted	-	997,171
Accrued interest on bonds converted	902,570	902,570
Total carrying value of bonds converted to preferred shares in 2001	5,713,070	6,546,362
Preferred share issue costs	-	(465,044)
Preferred shares issued in settlement of debt	952,000	952,000
Preferred shares retracted	(12,500)	(12,500)
Preferred shares converted to common shares	(65,200)	(65,200)
Balance, June 30, 2001	23,685,700	22,326,326
Original principal amount of bonds converted	160,000	160,000
Unamortized bond discount of bonds converted	-	(10,000)
Conversion option attributable to bonds converted	-	29,148
Accrued interest on bonds converted	38,583	38,583
Total carrying value of bonds converted to preferred shares	198,583	217,731
Preferred shares converted into common shares	(2,012,689)	(2,012,689)
Preferred share issue costs	-	(485,852)
Balance, March 31, 2002	21,871,594	$ 20,045,516

(c) Unpaid dividends and royalties:

	Amount
Balance, June 30, 2000	$ 1,446,808
Cumulative dividends on preferred shares	2,207,439
Cumulative royalties on Royalty Participation Units	325,894
Balance, June 30, 2001	3,980,141
Cumulative dividends on preferred shares	2,173,126
Cumulative royalties on Royalty Participation Units	363,198
Balance, March 31, 2002	$ 6,516,465

(expressed in Canadian dollars)

4. Related party transactions

During the period ended March 31, 2002, the following transactions with related parties occurred:

(a) The Company paid or has recorded as payable $184,500 (2001 - $184,500) to a management company with directors in common for office and administrative services.

(b) The Company has recorded as payable $410,602 (2001 - $329,184) to a management company with directors in common for preferred share distribution services and annual asset management services for its preferred shares.

(c) The Company has paid $146,426 (2001 - $223,034) to companies controlled by a director of the Company for marketing and selling services related to the sale of the Company's ginseng root.

(d) See also Note 3 for Preferred Share conversions by related parties.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901f
(previously Form 61)

Incorporated as part of: ________ **Schedule A**

X **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER	**Imperial Ginseng Products Ltd.**
ISSUER ADDRESS	Suite 1601 - 650 West Georgia P.O. Box 11549 Vancouver, BC V6B 4N7
CONTACT PERSON	Hilary Madore
CONTACT POSITION	Vice President, Finance
CONTACT TELEPHONE #	(604) 689-8863
CONTACT EMAIL	Hilary@imperialginseng.com
WEB SITE ADDRESS	N/A
FOR QUARTER ENDED	March 31, 2002
DATE OF REPORT	May 10, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

HUGH CARTWRIGHT	***"Hugh Cartwright"***	**05/10/02**
NAME OF DIRECTOR	**SIGNED**	**DATE SIGNED (YY/MM/DD)**
JAMES CHANG	***"James Chang"***	**05/10/02**
NAME OF DIRECTOR	**SIGNED**	**DATE SIGNED (YY/MM/DD)**

IMPERIAL GINSENG PRODUCTS LTD.
Schedule B – Supplementary Information
Nine months ended March 31, 2002

1. **Analysis of expenses and deferred costs:**

   (a) Deferred costs:

   See Consolidated Schedules of Ginseng Crop Costs incorporated into Schedule A.

   (b) Cost of sales:

Ginseng root	$ 4,148,216
Drying and processing costs	689,211
Consumer products	179,617
	$ 5,017,044

2. **Related party transactions:**

   See Consolidated Financial Statements – Note 4 incorporated into Schedule A.

3. **Summary of securities issued and options granted during the period:**

   (a) Securities issued during the period:

Date	Type of Issue	Number	Price	Total Cash Proceeds	Commission Paid	Agent's Warrants Issued
Aug. 31/01	Preferred Shares	198,583	$1.00	Bond and interest conversion	Nil	Nil
Jan. 30/02	Common Shares	1,298,701	$0.77	Preferred share conversion	Nil	Nil
Jan. 30/02	Common Shares	2,800,000	$0.34	Preferred share conversion	Nil	Nil
Jan. 30/02	Common Shares	233,420	$0.26	Preferred share conversion	Nil	Nil
Mar. 28/02	Common Shares	154,412	$0.34	Share for debt settlement	Nil	Nil

   (b) Options granted during the period:

   There were no options granted during the period.

4. **Summary of securities as at March 31, 2002:**

(a) **Authorized share capital:**

100,000,000 Common Shares without par value
100,000,000 Class "A" Preferred Shares with a par value of $1 each
100,000,000 Class "B" Preferred Shares with a par value of $5 each

(b) **Shares issued and outstanding at March 31, 2002:**

Issued and outstanding:	# of shares	Amount
Common shares	7,303,327	$ 21,909,107
Class "A" Preferred Shares	21,871,594	20,045,516
Unpaid dividends and royalties		6,516,465
		$ 48,471,088

See also Consolidated Financial Statements – Note 3 incorporated into Schedule A.

(c) **Summary of options, warrants and convertible securities outstanding at March 31, 2002:**

Options	Number of Shares	Exercise Price	Expiry
Incentive stock options	98,300	$3.00	November 4, 2002

Warrants	Number of Warrants	Exercise Price	Expiry
Issued in respect of Convertible Bonds 1998:	8,000	$3.00	June, 2002
	77,205	$2.20	July, 2002
	39,267	$2.41	July, 2002
	32,308	$1.80	August, 2002
	2,252	$1.61	September, 2002
	15,449	$1.39	October, 2002
	34,092	$1.05	December, 2002
Issued in respect of Preferred Shares:	4,195	$1.74	April, 2002
	38,655	$1.44	April, 2002
	57,680	$1.78	May, 2002
	28,595	$1.78	June, 2002
	32,550	$1.74	June, 2002
	26,144	$1.78	June, 2002
	14,800	$3.00	June, 2002
	28,797	$2.41	July, 2002
	50,577	$1.80	August, 2002
	45,046	$1.61	September, 2002
	75,392	$1.39	October, 2002
	72,075	$1.61	December, 2002
	70,456	$1.05	December, 2002
	753,535		

Convertible Securities	Amount	Conversion Price	# of Common Shares
1998 Bonds	349,000	$1.81 – $3.64	117,838
Preferred Shares	21,871,594	$0.45 - $3.25	18,143,931

(d) Shares in escrow or subject to a pooling agreement:

There were no shares in escrow or subject to a pooling agreement.

(e) List of directors and officers:

Stephen P. McCoach	Director and Co-Chairman
Hugh R. Cartwright	Director and Co-Chairman
James S. Chang	Director and President
Joseph A. Rogers	Director
Maurice Levesque	Director
Dr. Aik Ping Eng	Director
Robert Geier	Vice President, Ontario Operations
Hilary Madore	Vice President, Finance

IMPERIAL GINSENG PRODUCTS LTD.
Schedule C – Management Discussion and Analysis
Nine months ended March 31, 2002

Imperial Ginseng Products Ltd. ("the Company") is incorporated under the Company Act of British Columbia. The Company cultivates, processes, and markets North American Ginseng and Consumer Products in North America and Asia.

Operations and Financial Condition

For the nine-month period ended March 31, 2002, the Company reports revenues of $4,878,246 and net loss of $570,200 or $0.82 per share. This compares to revenues of $6,977,503 and a net loss of $1,476,372 or $1.59 per share for the same period in the prior year.

The harvesting and processing of ginseng root was completed during January, 2002. Production from the 139 acres harvested totalled approximately 381,000 pounds. At March 31, 2002, approximately 88% of the root had been sold. Compared to the prior year, 180 acres were harvested with production totalling approximately 549,000 pounds. At March 31, 2001, approximately 85% of the root had been sold.

Interest expense for the nine-month period ended March 31, 2002 was $236,876 compared to $1,134,609 for the same period in the prior year. This decrease results from the conversion of long-term debt to preferred shares during the prior year. Interest expense includes interest accrued on convertible bonds as well as interest on capital leases and short-term borrowings.

Marketing expense for the nine-month period ended March 31, 2002 was $168,488 compared to $230,777 for the same period in the prior year. This decrease can be attributed to lower selling expenses as a direct proportion to revenue.

Salaries for the nine-month period ended March 31, 2002 were $294,567 compared to $579,103 for the same period in the prior year. The difference between the two periods relates to performance incentive payments paid in the prior year.

The Company planted approximately 140 acres of ginseng at its Ontario farm during the fall of 2001, and at the completion of the planting and harvesting activities, had 561 acres of ginseng in total under cultivation at the Ontario and the British Columbia farms.

On March 31, 2002, the Company had total assets of $15,267,477 as compared with $16,433,370 at June 30, 2001.

Working capital decreased from $3,370,765 at June 30, 2001 to $2,275,119 at March 31, 2002 and the current ratio decreased from 2.18 at June 30, 2001 to 1.80 at March 31, 2002.

Financing Activities

During the period the Company determined that it was required to continue to suspend payment of dividends on its Class "A" Preferred Shares and interest on all its previously issued convertible bonds. As at March 31, 2002 cumulative unpaid dividends and interest in arrears are $5,394,788 and $487,498, respectively.

The Company continues to work with its 1994 and 1995 bondholders to convert the remaining bonds to preferred shares.

For the nine-month period ended March 31, 2002, $50,000 of 1998 Convertible Bonds had been converted to Preferred Shares of the Company.

Line of Credit

Canadian Imperial Ginseng Farms Ltd. ("CIGF"), a subsidiary of the Company, has available with a Canadian chartered bank a $1,425,000 line of credit, subject to certain margin calculations, which bears interest at prime plus 1 ¼% per annum and is secured by a charge over all inventory and crops.

During the nine-month period ended March 31, 2002, the Company successfully completed all the requirements for an additional line of credit in the amount of $910,000 through its subsidiary, Canadian Imperial Ginseng Ontario Ltd. under the same terms and conditions as CIGF.

Related Party Transactions and Balances

Preferred Share Conversion:
Qwest Bancorp Ltd., a company related by directors in common, converted 1,464,000 Class "A" Preferred Shares into common shares of the Company. The Class "A" Preferred Shares were converted as follows:

a) 750,000 Class "A" Preferred Shares converted at a price of $0.77 into 974,026 common shares
b) 714,000 Class "A" Preferred Shares converted at a price of $0.34 into 2,100,000 common shares

In addition, a director of the Company converted 488,000 Class "A" Preferred Shares into common shares of the Company. The Class "A" Preferred Shares were converted as follows:

a) 250,000 Class "A" Preferred Shares converted at a price of $0.77 into 324,675 common shares
b) 238,000 Class "A" Preferred Shares converted at a price of $0.34 into 700,000 common shares

Management Company:
During 1999, a management company with directors in common was requested to consult with and advise to the Company with respect to restructuring its long-term debt obligations. As a result, the management company was engaged to structure, package, market and administer the conversion of long-term debt obligations to convertible Class "A" Preferred Shares. The management company is compensated for such services by a one-time service charge of 6% of the face value of Convertible Bonds or Preferred Shares issued either by way of long-term debt converted to Preferred Shares or through the issue of Preferred Shares by way of private placements and an annual asset management service charge of 2.5%. For the nine-month period ended March 31, 2002, the Company was charged and accrued $nil and $410,602, respectively for these services.

In addition, the management company provides administrative and office services and the Company was charged $138,375, $14,760, and $31,365 for salaries, rent, and office, respectively.

Marketing Agreements:
The Company has ginseng marketing agreements with companies controlled by a director of the Company (the "Marketing Companies"). Pursuant to these agreements, the Marketing Companies market the Company's ginseng crops on a best effort basis in return for a fee. The Marketing Companies render all marketing and selling services and pay all expenses related to the sale of the Company's ginseng root. For the nine-month period ended March 31, 2002, the Company paid $146,426 for these services.

Investor Relations

The Company currently has no agreements in place for which investor services are provided.